

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

March 11, 2008

<u>Via Facsimile</u>

Brian K. Harrington
Chief Financial Officer
SPACEHAB, Incorporated
12130 Highway 3, Building 1
Webster, TX 77598-1504

> **RE:** **SPACEHAB, Incorporated**
> **Form 10-K for the Year Ended June 30, 2007**
> **File Number: 000-27206**

Dear Mr. Harrington:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief